						Exhibit 12.1

Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)

		For the six
		months ended	For the years ended December 31,
		June 30, 2011	2010	2009	2008 (a)	2007	2006

Fixed Charges(b):
	Interest expense	$6,190	$13,312	$26,161	$26,705	$34,329	$16,480
	Capitalized interest	357	2,000	3,213	6,496	7,152	6,477
	Total:	6,547	15,312	29,374	33,201	41,481	22,957

Earnings:
	Pre-tax income (loss)	$19,683	$7,785	$53,759	$(478,880)	$23,193	$59,792
	Fixed charges(b)	6,547	15,312	29,374	33,201	41,481	22,957
	Less:
	Capitalized interest	(357)	(2,000)	(3,213)	(6,496)	(7,152)	(6,477)
	Total	$25,873	$21,097	$79,920	$(452,175)	$57,522	$76,272

	Ratio of earnings to fixed charges	3.95	1.38	2.72	-	1.39	3.32

(a)
For the year ended December 31, 2008, the Company recognized a non-cash ceiling test write-down of its oil and gas properties totaling $485.5 million. As a result, earnings in 2008 were insufficient to cover fixed charges by $485.4 million, and therefore no ratio is shown.

(b)	Fixed charges include interest expense on indebtedness and capitalized interest in addition to the amortization of debt issuance costs, discounts and premiums.